SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. and its Subsidiary Announce Signing
Agreements for Raising of approximately $15 million for the
purchase of Shagrir’s Activities and Assets

Givatayim, Israel, November 18, 2004, Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS.OB), a leading provider of Stolen Vehicle Retrieval services, announced today, that it signed agreements for raising of funds in the amount of approximately $15 million in Nexus and its subsidiary Pointer (Eden Telecom Group) Ltd.

The funds raised in this round of financing are to serve mainly for the purchase of Shagrir’s activities and assets by Pointer.

Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing service. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles include approximately 130 service cars, mobile garages and towing vehicles.

As part of this round of financing Egged Holdings Ltd. entered into a Share Purchase Agreement with Nexus pursuant to which Egged is to invest in the share capital of Nexus $2.4 million at a price per share of $0.084, in consideration for the issuance of 14.36% of the issued share capital of Nexus. In addition, DBSI Investments Ltd., the controlling shareholder of Nexus, is to invest $1 million in the share capital of Nexus and additional investors may invest up to an additional $2 million, under the same terms and conditions. Under the Share Purchase Agreement the investors are to be issued warrants to purchase additional shares of Nexus up to an amount equal to 22% of their investment in the share capital of Nexus, at the same price per share.

DBSI Investments Ltd. and Egged entered into a shareholders agreement regarding their holdings in Nexus.

In addition, Egged also entered into convertible loan agreements with Pointer and Nexus pursuant to which Egged is to loan to Pointer an amount of approximately $4 million. The loans may be converted into shares of Nexus and/or to shares of Pointer.

Moreover, and further to the previous announcement of Nexus of September 5, 2004, a group of investors lead by Gandyr Investments 2004 Ltd., entered into an agreement with Pointer and Nexus pursuant to which they are to loan Pointer approximately $7.5 million and have an option to purchase shares of Nexus and/or Pointer.

Egged Holdings Ltd., a strategic investor, is a subsidiary of Egged Ltd., the leading public transportation operator in Israel supplying approximately 60% of all the public transportation services provided in Israel. Egged is considered one of the largest public transportation companies in the world.

Gandyr Investments 2004 Ltd. is a company controlled by Dr. Israel Yovel and Mrs. Judith Yovel Recanati.

The completion of the investment transactions are subject to obtaining all regulatory approvals required, shareholders approval of Nexus, financing from banks and the execution of a definitive agreement for the purchase of the assets and activities of Shagrir.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: November 21, 2004